Plan of Distribution

ADDENDUM TO SCHEDULE

The total fees paid by the Class of each Series of a Fund pursuant to this Distribution Plan shall not exceed the rate, as a percentage of the average annual net assets of the Class as set forth below:

Calvert SAGE Fund

     Calvert Global Water Fund

Class C
Distribution Fee	Service Fee
0.75%	0.25%

Date: September 30, 2008